Filed by Chemical Financial Corporation
Pursuant to Rule 425
Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Shoreline Financial Corporation
Commission File No.: 0-16444

NASDAQ:	CHFC and SLFC
FOR RELEASE:	IMMEDIATELY
DATE:	AUGUST 22, 2000

CONTACT:	CHEMICAL FINANCIAL CORPORATION ALOYSIUS J. OLIVER (517) 839-5350

SHORELINE FINANCIAL CORPORATION DAN L. SMITH (616) 927-2251

CHEMICAL FINANCIAL CORPORATION AND
SHORELINE FINANCIAL CORPORATION TO MERGE IN
MERGER OF EQUALS

Midland, Michigan and Benton Harbor, Michigan -- Aloysius J. Oliver, President and CEO of Chemical Financial Corporation, and Dan L. Smith, Chairman and CEO of Shoreline Financial Corporation, announced today that they have signed a definitive agreement for the merger of Shoreline into Chemical in a transaction the two companies consider a merger of equals.

Shoreline is a bank holding company headquartered in Benton Harbor, Michigan, with total assets of $1.1 billion, total deposits of $830 million and total loans of $742 million at June 30, 2000. Shoreline's bank subsidiary, Shoreline Bank, provides a full range of banking and financial services through 31 offices located in southwestern Michigan and one office in northern Indiana.

Chemical is a multi-bank holding company headquartered in Midland, Michigan, with total assets of $1.9 billion, total deposits of $1.6 billion and total loans of $1.0 billion as of June 30, 2000. Its ten subsidiary banks provide a broad array of banking and financial services through 88 "Chemical Bank" offices in 24 counties across the mid-section of Michigan's lower peninsula. Upon completion of this transaction, Chemical will have 120 banking offices, assets of $3 billion, and will be the fourth largest bank holding company (based on assets) with headquarters in Michigan.

Mr. Oliver stated, "Shoreline is a high quality banking organization with a solid earnings history. The merger with Shoreline will provide Chemical significant new markets in the attractive southwestern Michigan area. We believe Chemical's community bank philosophy will be well received and provide strong demand for Chemical's banking services."

Mr. Smith added, "We view this transaction as a unique opportunity for Shoreline's customers and shareholders. Chemical offers a broad variety of banking and trust services while maintaining the same personal service our customers have always enjoyed. For our shareholders, this affiliation will give them ownership in a growing organization with a 25 year history of consecutive increases in both annual per share earnings and dividends"

The merger is subject to approval by Shoreline and Chemical shareholders, approval by banking regulators, and other customary conditions. It is expected to be completed during the first quarter of 2001.

Mr. Oliver and Mr. Smith stated that both Chemical and Shoreline rescinded their previously announced stock repurchase programs and discontinued stock purchases.

The merger is intended to be structured as a "pooling of interests" for accounting purposes and as a tax free exchange of shares. Shoreline shareholders would receive a total of approximately 7.4 million shares of Chemical common stock, using an exchange ratio of 0.64 shares of Chemical stock for each share of Shoreline common stock, or approximately $15.04 per share based on Chemical's closing price on August 21, 2000. Chemical will increase the quarterly dividend on its common stock to $.24 per share with the first quarterly dividend after the effective date of the merger. Chemical anticipates approximately $10-12 million (pre-tax) of one-time merger related charges. Chemical anticipates the transaction to be accretive to earnings per share in 2002. The combined company is expected to have a market capitalization of approximately $500 million.

Chemical common stock is traded on The Nasdaq National Market under the symbol "CHFC."

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Forward Looking Statements

This press release contains forward-looking statements. Forward-looking statements include expressions such as "anticipate", "believe", "expect", "intend", and "view", which are necessarily statements of belief as to the expected outcomes of future events. Actual results could materially differ from those presented. Internal and external factors that might cause such a difference include, but are not limited to, the possibility that anticipated cost savings and revenue enhancements from the merger may not be fully realized within the expected time frame and that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended. Actual results could materially differ from those contained in, or implied by such statements. Chemical and Shoreline undertake no obligation to release revisions to these forward-looking statements or reflect events or conditions after the date of this release.

The parties intend to file with the Securities and Exchange Commission a definitive prospectus and joint proxy statement relating to the proposed merger. WE URGE INVESTORS TO READ THE PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT

DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. Documents filed with the SEC by Chemical Financial Corporation will be available free of charge by directing a request to the Secretary of Chemical Financial Corporation at 333 E. Main Street, P.O. Box 569, Midland, Michigan 48640. Documents filed with the SEC by Shoreline Financial Corporation will be available free of charge by directing a request to Secretary of Shoreline Financial Corporation at 823 Riverview Drive, Benton Harbor, Michigan 49022. Information concerning the participants in the solicitation of proxies for the merger will be included in the definitive prospectus and joint proxy statement.